Exhibit 99.1

LAIX Inc. Announces Third Quarter 2020 Unaudited Financial Results

SHANGHAI, November 26, 2020 – LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Financial and Operating Highlights

•

Gross billings[1] for the third quarter of 2020 were RMB257.1 million (US$37.9 million), a 16.1% decrease from RMB306.2 million for the previous quarter and a 6.6% decrease from RMB275.4 million for the same quarter last year.

•

Net revenues for the third quarter of 2020 were RMB239.4 million (US$35.3 million), a 11.1% decrease from RMB269.4 million for the previous quarter and an 8.6% decrease from RMB262.1 million for the same quarter last year.

•	Gross margin for the third quarter of 2020 was 72.9%, compared with 71.9% for the previous quarter and 72.6% for the same quarter last year.

•

Sales and marketing expenses for the third quarter of 2020 were RMB185.5 million (US$27.3 million), a 7.6% decrease from RMB200.7 million for the previous quarter and a 35.9% decrease from RMB289.2 million for the same quarter last year.

•	Net loss for the third quarter of 2020 was RMB70.6 million (US$10.4 million), compared with RMB92.5 million for the previous quarter and RMB214.1 million for the same quarter last year.

•	Operating cash outflow for the third quarter of 2020 was RMB53.1 million (US$7.8 million), compared with RMB66.4 million for the previous quarter and RMB119.5 million for the same quarter last year.

•

Approximately 0.5 million paying users purchased the Company’s courses and services for the third quarter of 2020, compared with approximately 0.5 million paying users for the previous quarter and approximately 0.9 million paying users for the same quarter last year.

[1]

“Gross billings” for a certain period refer to the total amount of cash received from the sale of course packages in that period net of the total amount of cash refunds paid to users in the same period.

Management Comments

Dr. Yi Wang, Chairman and Chief Executive Officer of LAIX, commented, “Total net revenues in the quarter were RMB239.4 million, in line with our guidance. Gross profit margin further grew to 72.9% from 71.9% in the previous quarter. With the adjustments we made since the second quarter of 2020, we have seen a constant flow of positive effects on our streamlined operations. That could be seen in our net loss, which was further narrowed to RMB70.6 million, a 23.6% improvement quarter-over-quarter.

“Our primary focus area remains on the optimization of our product mix and improving the learning experience. By continually upgrading our content offering, we hope to drive further improvement in conversion and retention rates. We are also committed to expanding our technological advantages to lead the AI-powered English learning market. With our newly developed AI teacher ‘Alix,’ we are making English learning more interactive, efficient and convenient by leveraging our proprietary technology. Looking ahead, we aim to further execute on our growth initiatives, bring our value proposition to the market and maximize long-term value to all our stakeholders,” concluded Dr. Wang.

Third Quarter 2020 Financial Results

Net Revenues

Net revenues for the third quarter of 2020 were RMB239.4 million (US$35.3 million), a 11.1% decrease from RMB269.4 million for the previous quarter and an 8.6% decrease from RMB262.1 million for the same quarter last year. The quarter-over-quarter decrease was primarily attributable to a decrease in gross billings caused by the Company’s stringent cost control in user acquisition expenditures.

Cost of Revenues

Cost of revenues for the third quarter of 2020 was RMB65.0 million (US$9.6 million), a 14.1% decrease from RMB75.6 million for the previous quarter and a 9.6% decrease from RMB71.8 million for the same quarter last year. The quarter-over-quarter change was primarily due to efficiency optimization in personnel management and cost control in IT service.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2020 was RMB174.5 million (US$25.7 million), a 10.0% decrease from RMB193.8 million for the previous quarter and an 8.3% decrease from RMB190.3 million for the same quarter last year.

Gross margin for the third quarter of 2020 was 72.9%, compared with 71.9% for the previous quarter and 72.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2020 were RMB252.1 million (US$37.1 million), a 13.0% decrease from RMB289.7 million for the previous quarter and a 37.7% decrease from RMB404.8 million for the same quarter last year. The changes were primarily due to stringent cost control in user acquisition expenditures and the optimization of the organizational structure.

Sales and marketing expenses for the third quarter of 2020 were RMB185.5 million (US$27.3 million), a 7.6% decrease from RMB200.7 million for the previous quarter and a 35.9% decrease from RMB289.2 million for the same quarter last year. The changes were primarily due to the Company’s stringent cost control in user acquisition expenditures.

Research and development expenses for the third quarter of 2020 were RMB45.8 million (US$6.8 million), a 5.5% decrease from RMB48.5 million for the previous quarter and a 20.6% decrease from RMB57.7 million for the same quarter last year. The changes were primarily due to the efficiency optimization in personnel management.

General and administrative expenses for the third quarter of 2020 were RMB20.8 million (US$3.1million), a 48.7% decrease from RMB40.5 million for the previous quarter, primarily due to a one-off impairment loss on leasehold improvement in the previous quarter. General and administrative expenses also decreased by 64.1% from RMB57.9 million for the same quarter last year, primarily due to the efficiency optimization in personnel management.

Loss from Operations

Loss from operations for the third quarter of 2020 was RMB77.6 million (US$11.4 million), compared with RMB95.9 million for the previous quarter and RMB214.5 million for the same quarter last year.

Adjusted EBITDA2

Adjusted EBITDA for the third quarter of 2020 was a loss of RMB55.6 million (US$8.2 million), compared with an adjusted EBITDA loss of RMB77.8 million for the previous quarter and an adjusted EBITDA loss of RMB203.6 million for the same quarter last year.

Foreign exchange related (losses) / gains, net

Foreign exchange gain was RMB3.0 million (US$0.4 million) in the third quarter of 2020, compared with a foreign exchange gain of RMB0.1 million for the previous quarter and a foreign exchange loss of RMB2.6 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2020 was RMB70.6 million (US$10.4 million), compared with RMB92.5 million for the previous quarter and RMB214.1 million for the same quarter last year.

Adjusted net loss3 for the third quarter of 2020 was RMB61.4 million (US$9.0 million), compared with RMB85.3 million for the previous quarter and RMB209.7 million for the same quarter last year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders for the third quarter of 2020 was RMB1.43 (US$0.21), compared with RMB1.87 for the previous quarter and RMB4.33 for the same quarter last year.

[2]

“Adjusted EBITDA” is a non-GAAP measure, which represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[3]	“Adjusted net loss” is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet & Cashflows

As of September 30, 2020, the Company’s cash, cash equivalents, restricted cash and short-term investments totaled RMB327.2 million (US$48.2 million), compared with RMB390.3 million as of June 30, 2020 and RMB552.6 million as of December 31, 2019.

Net cash used in operating activities was RMB53.1 million (US$7.8 million) and RMB119.5 million for the three months period ended September 30, 2020 and 2019, respectively.

Our liquidity to meet our future working capital is based on our ability to attract new users, enhance user engagement and retention by offering higher quality and diversified courses while closely controlling the content costs, and optimizing traffic acquisition strategy to efficiently control and reduce these user related costs. We will continue to further preserve liquidity and manage cash flows by reducing discretionary expenditure including promotion expenses and general and administrative expenses. Our liquidity is also based on our ability to obtain capital financing from equity or debt investors. Currently, we believe that we have sufficient cash to fund operations for at least the next 12 months.

As of September 30, 2020, the Company’s deferred revenue and long-term deferred revenue totaled RMB823.4 million (US$121.3 million), compared with RMB828.8 million as of June 30, 2020 and RMB696.0 million as of December 31, 2019.

Outlook

For the fourth quarter of 2020, the Company currently expects:

•	Net revenues to be between RMB210.0 million to RMB230.0 million, which would represent a decrease of approximately 9.2% to 0.6% from RMB231.4 million for the same quarter last year;

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 PM U.S. Eastern Time on November 26, 2020 (9:00 AM Beijing/Hong Kong time on November 27, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-877-396-2308

International:	+1-647-689-5527

Mainland China:	400-048-6136 or 400-043-3098

Hong Kong:	+852-5803-0358

Conference ID:	5312108

Participants should dial-in at least 10 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.laix.com/investors.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Use of Non-GAAP Financial Measures

We use adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We believe that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in loss from operations and net loss. We believe that adjusted EBITDA and adjusted net loss provide useful information about our results of operations, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the rate in effect as of September 30, 2020 published by the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Harry He

Investor Relations

Email: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

Email: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

Email: liulishuo@tpg-ir.com

Source: LAIX Inc.

LAIX INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2019	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	281,166	161,408	23,773
Restricted cash	1,816	397	58
Short-term investments	269,643	165,402	24,361
Accounts receivable, net	7,360	5,650	832
Prepayments and other current assets	86,787	65,896	9,705

Total current assets	646,772	398,753	58,729

Non-current assets:
Property and equipment, net	71,637	41,311	6,084
Investment in equity fund	5,919	5,960	878
Intangible assets, net	15,541	14,058	2,071
Operating lease right-of-use assets, net	155,525	88,656	13,058
Other non-current assets	8,447	7,203	1,061
Deferred tax assets	15,336	15,336	2,259

Total non-current assets	272,405	172,524	25,411

Total assets	919,177	571,277	84,140

LIABILITIES
Current liabilities:
Accounts payable	137,684	89,527	13,186
Deferred revenue	695,971	778,894	114,719
Salary and welfare payable	153,969	132,314	19,488
Tax payable	74,340	76,158	11,217
Operating lease liability, current	37,009	21,705	3,197
Accrued liabilities and other current liabilities	15,444	15,786	2,324

Total current liabilities	1,114,417	1,114,384	164,131

Non-current liabilities:
Deferred revenue, non-current	—	44,553	6,562
Operating lease liability, non-current	117,124	70,835	10,433
Other non-current liabilities	12,441	11,848	1,744

Total non-current liabilities	129,565	127,236	18,739

Total liabilities	1,243,982	1,241,620	182,870

Shareholders’ equity
Class A Ordinary shares	208	211	31
Class B Ordinary shares	121	121	18
Subscriptions Receivable from shareholders	(122)	(198)	(29)
Treasury Stock	(10,730)	(15,327)	(2,257)
Additional paid-in capital	1,167,884	1,193,874	175,839
Accumulated other comprehensive income	29,483	22,770	3,354
Accumulated deficit	(1,511,649)	(1,871,794)	(275,686)

Total shareholders’ equity	(324,805)	(670,343)	(98,730)

Total liabilities and shareholders’ equity	919,177	571,277	84,140

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September	June 30	September 30		September 30	September 30
	30 2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	262,092	269,405	239,426	35,264	791,823	737,169	108,573
Cost of revenues	(71,825)	(75,646)	(64,960)	(9,568)	(196,380)	(219,405)	(32,315)

Gross profit	190,267	193,759	174,466	25,696	595,443	517,764	76,258

Operating expenses:
Sales and marketing expenses	(289,184)	(200,726)	(185,487)	(27,319)	(702,546)	(650,953)	(95,875)
Research and development expenses	(57,723)	(48,482)	(45,828)	(6,750)	(160,684)	(153,529)	(22,612)
General and administrative expenses	(57,893)	(40,461)	(20,772)	(3,059)	(105,835)	(83,372)	(12,279)

Total operating expenses	(404,800)	(289,669)	(252,087)	(37,128)	(969,065)	(887,854)	(130,766)

Other operating income	—	25	—	—	—	43	6
Loss from Operations	(214,533)	(95,885)	(77,621)	(11,432)	(373,622)	(370,047)	(54,502)

Other income/(expenses):
Interest income	376	366	85	13	1,438	1,134	167
Foreign exchange related (losses)/gains, net	(2,605)	140	2,993	441	(3,617)	814	120
Change in fair value of short-term investment	1,767	806	653	96	5,705	1,976	291
Other income, net	1,108	2,098	3,282	483	1,150	6,062	893
Loss before income taxes expenses	(213,887)	(92,475)	(70,608)	(10,399)	(368,946)	(360,061)	(53,031)

Income tax expenses	(209)	(28)	(27)	(4)	(265)	(84)	(12)

Net loss	(214,096)	(92,503)	(70,635)	(10,403)	(369,211)	(360,145)	(53,043)

Net loss attributable to LAIX Inc.’s ordinary shareholders	(214,096)	(92,503)	(70,635)	(10,403)	(369,211)	(360,145)	(53,043)

LAIX INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30	June 30	September 30		September 30	September 30
	2019	2020	2020		2019	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(214,096)	(92,503)	(70,635)	(10,403)	(369,211)	(360,145)	(53,043)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	19,543	(385)	(13,104)	(1,930)	20,378	(6,713)	(989)

Comprehensive loss	(194,553)	(92,888)	(83,739)	(12,333)	(348,833)	(366,858)	(54,032)

Net loss per Class A and Class B ordinary shares
—Basic and Diluted	(4.33)	(1.87)	(1.43)	(0.21)	(7.55)	(7.29)	(1.07)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	49,471,118	49,337,462	49,465,337	49,465,337	48,875,574	49,387,980	49,387,980

LAIX INC.

Reconciliation of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars(“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2019	June 30, 2020	September 30, 2020		September 30, 2019	September 30, 2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(214,096)	(92,503)	(70,635)	(10,403)	(369,211)	(360,145)	(53,043)
Add:
Share-based compensation expenses	4,391	7,241	9,260	1,364	23,450	24,275	3,575
Depreciation of property, plant and equipment and amortization of Intangible assets	6,186	7,781	5,853	862	13,625	20,981	3,090
Amortization of prepaid interest expense and service fees to loan companies	49	—	—	—	301	—	—
Income tax expenses	209	28	27	4	265	84	12
Subtract:
Interest income	(376)	(366)	(85)	(13)	(1,438)	(1,134)	(167)

Adjusted EBITDA	(203,637)	(77,819)	(55,580)	(8,186)	(333,008)	(315,939)	(46,533)

Net loss	(214,096)	(92,503)	(70,635)	(10,403)	(369,211)	(360,145)	(53,043)
Add back:
Share-based compensation expenses	4,391	7,241	9,260	1,364	23,450	24,275	3,575

Adjusted net loss	(209,705)	(85,262)	(61,375)	(9,039)	(345,761)	(335,870)	(49,468)